

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
20549-7010

January 22, 2009

Mr. James Marshall
Chief Financial Officer
EMTA Holdings, Inc.
7430 E. Butherus, Suite C,
Scottsdale, AZ 85260

> **Re: EMTA Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2008**
> **Filed July 15, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 3008**
> **Filed August 19, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 3008**
> **Filed November 19, 2008**
> **File No. 333-136583**

Dear Mr. Marshall :

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2008

1.   Certain comments written on your Form 10-K also pertain to the accounting and disclosures in your subsequent interim reports filed on Form 10-Q. Please make corresponding changes to your interim periodic reports, as necessary to address material issues.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Financial Liquidity and Capital Resources, page 19

2.   Please expand your disclosure to identify any known trends, demands, events or uncertainties that will have or are reasonably likely to have a material impact on your liquidity to comply with Item 303(a)(1) of Regulation S-K. Please also comply with Item 303(a)(2) of Regulation S-K which requires you to provide information regarding your material commitments for capital expenditures and the anticipated sources of funds needed to fulfill such commitments. Refer to Section 501.13 of the Financial Reporting Codification for additional guidance.

3.   We note your auditor's report includes an explanatory paragraph indicating there is substantial doubt about your ability to continue as a going concern. Please disclose the pertinent conditions that give rise to this assessment, the possible effects of such conditions and your plans to overcome these financial difficulties, indicating how you intend to generate cash to support your operations during the following twelve months, to comply with Section 607.02 of the Financial Reporting Codification.

Report of Management on Internal Control over Financial Reporting, page 25

4.   We note that your management concluded that your internal control over financial reporting as of March 31, 2008 was ineffective due to the fact that you have not assessed your control environment or entity-level controls in accordance with COSO standards and you have not tested the operating effectiveness of your controls over financial reporting. Tell us how you are able to conclude that your internal control over financial reporting is ineffective without performing the assessment.

Please comply with Rule 13a-15(c) of Regulation 13A, which requires an evaluation of your internal control over financial reporting as of March 31, 2008. Since you filed an annual report for the prior fiscal year, it appears you are required to report on this assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to perform or complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find on our website at the following address.

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

5.	Please comply with Item 308(c) of Regulation S-K, which requires that you disclose any change in your *internal control over financial reporting* that occurred *during the last fiscal quarter* that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

Financial Statements

Note 1 - The Company, F-8

6.	We understand from your disclosure under this heading and in the Form 8-K that you filed on July 12, 2007 that you acquired Dyson Properties, Inc. on July 5, 2007 and concluded that you would need to file separate financial statements of Dyson Properties, Inc. along with related pro forma financial statements to comply with the guidance in Items 2.01 and 9.01 of Form 8-K and Rule 8-04 of Regulation S-X. These financial statements were required to be filed within 75 days of the acquisition, by September 20, 2007. If you no longer believe that these financial statements are required, please submit details necessary for us to understand your view; otherwise, advise us of your intentions to comply with the above noted guidance.

7.   We note you reflected the acquisition of Dyson Properties, Inc. in your financial statements as if it had occurred on January 1, 2007 although the acquisition closed on July 5, 2007. Generally an acquisition is recorded as of the date assets are received and other assets given, liabilities are assumed or incurred or equity interests are issued. We understand that parties to an acquisition may, for convenience, designate an effective date corresponding to the end of an accounting period between the dates a business combination is initiated and consummated. However, this typically requires adjusting the cost of the acquired entity, and net income otherwise reported to comply with paragraph 48 of SFAS 141. Please explain to us how your accounting is consistent with this guidance; explain your basis for recording this acquisition as if it had occurred on January 1, 2007, a date that is over six months earlier than the actual closing date.

Note 11 - Accounting for derivative financial instruments, page F-18

8.   We note your disclosure in which you explain that you recognize all features of derivative instruments including the host instruments, the embedded conversion features and the free standing warrants in accordance with SFAS 133 and EITF 00-19. It appears that you allocated all proceeds received from the issuance of the 6% convertible notes to the conversion feature. In this regard, we are unable to identify on your balance sheets as of March 31, 2007 and 2008 an amount representing the convertible debt balance as well as we note your disclosure on page F-19 in which you indicate no value was recorded for the original warrants issued in conjunction with the notes. Please provide a detailed analysis that explains how you applied the guidance of SFAS 133 and EITF 00-19 for purposes of determining the appropriate accounting, valuation and classification of these instruments.

Exhibits

9.   Please revise the certifications filed by your principal executive officers to include he introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551- 3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief